Exhibit (k)(ii)

Services Agreement

This Agreement is made by and between MADISON INVESTMENT ADVISORS, INC, a Wisconsin corporation having its principal place of business in Madison, Wisconsin (“MIA”), and MADISON STRATEGIC SECTOR PREMIUM FUND, a Delaware statutory trust (the “Trust”).

The parties hereto, intending so to be legally bound, agree with each other as follows:

1. Provision of Services. MIA hereby undertakes to provide the Trust with the operational support services identified in Section 4 of this Agreement as it may require in the conduct of its business, to extent which MIA (or any other person), acting as the Trust’s investment advisor or investment manager, has not undertaken to provide such services. The services so identified may include providing to the Trust appropriate supplies, equipment and ancillary services necessary to the conduct of its affairs. The Trust hereby engages MIA to provide it with the services identified in Section 4 of this Agreement. MIA is not responsible for providing any services to the Trust not identified in Section 4, including custody or transfer agency services.

2. Scope of Authority. MIA shall be at all times, in the performance of its functions hereunder, subject to any direction and control of the Trustees of the Trust and of its officers, and to the terms of its Declaration of Trust and By-Laws, except only that it shall have no obligation to provide to the Trust any services that are clearly outside the scope of those contemplated in this Agreement. In the performance of its duties hereunder, MIA shall be authorized to take such action not inconsistent with the express provisions hereof as it deems advisable. It may contract with other persons to provide to the Trust any of the services contemplated herein under such terms as it deems reasonable and shall have the authority to direct the activities of such other persons in the manner it deems appropriate.

3 Other Activities of MIA. MIA and any of its affiliates shall be free to engage in any other lawful activity, including the rendering to others services similar to those to be rendered to the Trust hereunder; and MIA or any interested person thereof shall be free to invest in the Trust as a shareholder, to become an officer or Trustee thereof if properly elected, or to enter into any other relationship with the Trust approved by the Trustees and in accordance with law.

MIA agrees that it will not deal with the Trust in any transaction in which MIA acts as a principal, except to the extent as may be permitted by the terms of this Agreement. The records MIA maintains on behalf of the Trust are the sole property of the Trust and will be surrendered promptly to the Trust upon its request pursuant to Rule 31a-3 of the Investment Company Act of 1940.

4. Compensation to MIA. MIA shall have no responsibility hereunder to bear at its own expense any costs or expenses of the Trust. The Trust shall pay to MIA a fee per annum for all services provided to the Trust hereunder identified below. Such fee shall be calculated daily, based on the ending daily net assets of the applicable series of the Trust. Such fee shall be payable monthly as of the last day of the month and shall be the sum of the daily fees calculated as one-three hundred sixty-fifth (1/365), except in leap years one-hundred sixty-sixth (1/366), of the annual fee. Such fee is set forth below determined according to the level of net assets of the Trust. This fee may not be raised without approval by the Trustees. MIA may lower this fee at any time, which lower fee must be ratified by the Trust. Once lowered, MIA may not raise the fee without approval by the Trustees. Nothing herein prevents MIA from waiving any or all of this fee at any time.

Fund Accounting Services

In the event that MIA or one of its affiliates enters into or has entered into agreements to perform fund accounting services for other closed-end funds, the fees below will be computed on the total Managed

Assets of all closed-end funds for which MIA (and/or its affiliates) performs fund accounting services, such fees to be allocated on a pro-rata basis according to total Managed Assets of each fund. “Managed Assets” means the total assets of the Trust (including the assets attributable to the proceeds from any financial leverage) minus the sum of the accrued liabilities (other than the aggregate indebtedness constituting financial leverage). The liquidation preference of any preferred shares of the Trust, if any, constituting financial leverage shall not be considered a liability of the Trust.

Based on Total Managed Assets:
On first $200 million	.0275%
On next $300 million	.0200%
On next $500 million	.0150%
On assets over $1 billion	.0100%

Other Services

Based on Total Managed Assets:
On first $200 million	.0250%
On next $300 million	.0125%
On assets over $500 million	.0100%

5. Relationship to Investment Manager. It is understood by the parties hereto that the Trust has entered into an Investment Management Agreement with Madison Asset Management, LLC, an affiliate of MIA, in its separate capacity as the investment manager to the Trust (the “Manager”) pursuant to which the Manager will provide investment management services to the Trust. MIA has entered into this Agreement to perform certain services at reasonable cost in consideration of the Trust’s employment of the Manager as aforesaid. If at any time the Manager ceases to act as investment manager to the Trust under terms substantially those of the Investment Management Agreement or if at any time the Manager ceases to be a subsidiary owned at least 50% (in terms of voting rights) under common control with MIA, then this Agreement shall immediately terminate as of a date 30 days from the date of such event, unless within such 30-day period MIA gives written notice to the Trust that it waives such termination. The Trust specifically acknowledges and accepts the relationship between separate capacities of MIA hereunder and as the Manager’s affiliate.

6. Limitation of MIA’s Liability. Except as required by applicable federal securities law and regulation, MIA shall not be liable for any loss incurred in connection with any of its services hereunder, nor for any action taken, suffered or omitted and believed by it to be advisable or within the scope of its authority of discretion, except for acts or omissions involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties assumed by it under this Agreement.

7. Force Majeure. It is specifically agreed by the parties that if MIA is delayed in the performance of any of the services to be performed by it hereunder or prevented entirely or in part from performing such services due to causes or events beyond its control, then such delay or non-performance may either be excused and the reasonable time for performance thereby extended as necessary, or if such delay or non-performance continues for 30 days then the Trust may cancel this Agreement immediately thereafter or at any time prior to the cessation of delay or resumption of performance by MIA; but MIA shall not otherwise be liable for and the Trust shall otherwise hold it harmless from any such delay or non-performance. “Causes or events beyond control” shall include, without limitation, the following: Acts of God; interruption of power or other utility, transportation or communications services; malfunction of computer equipment; acts of civil or military authority; sabotage national emergencies, war, explosion, flood, accident, earthquake, fire, or other catastrophe; strike or other labor problem; shortage of suitable parts, material, labor or transportation; or present or future law, governmental order, rule, regulations or official policy.

8. Limitation of Trust’s Liability. MIA acknowledges that it has received notice of and accepts the limitations upon the Trust’s liability set forth in its Declaration of Trust. MIA agrees that the Trust’s obligations hereunder in any case shall be limited to the Trust and to its assets and that MIA shall not seek satisfaction of any such obligation from the shareholders of the Trust nor from any Trustee, officer, employee or agent of the Trust.

9. Term of Agreement. This Agreement shall continue in effect for two years from the date of its execution; and it shall continue in force thereafter (but subject to the termination provisions below), provided that it is specifically approved at least annually by the Trustees of the Trust or a majority vote of the outstanding securities of each series and class of the Trust’s shares with respect to which it is to continue in effect, and in either case by either case by the vote of a majority of the Trustees who are not interested persons of the Trust, cast in person at a meeting called for that purpose.

10. Termination by Notice. Notwithstanding any provision of this Agreement, it may be terminated at any time without penalty, by the Trustees of the Trust or by the vote of the majority of the outstanding voting securities of the Trust, or by MIA, upon thirty days written notice to the other party.

11. Termination upon Assignment. This Agreement may not be assigned by MIA and shall automatically terminate upon any such assignment; except that MIA may assign or transfer its interest herein to a wholly-owned subsidiary of MIA, or to another entity operated substantially under common control with MIA, provided MIA represents to the Trust that substantial continuity of management, personnel and services previously available to the Trust will be maintained following such assignment or transfer and that the Trustees of the Trust (including a majority of the Trustees who are not interested persons of the Trust) accept such representation. Nothing herein shall limit the right of MIA to obtain goods and services from other persons as described in Section 2 above.

12. Use of Terms. The terms “affiliated person,” “interested persons,” “assignment,” and “majority of the outstanding voting securities,” as used herein, shall have the same meanings as in the Investment Company Act of 1940 and any applicable regulations thereunder.

In Witness Whereof, the parties have caused this Agreement to be signed in their behalf by their respective officers duly authorized and their respective seals affixed hereto, this 21 day of April, 2005, to be effective March 3, 2005.

Madison Investment Advisors, Inc

By: /s/ W. Richard Mason
      Its General Counsel

Madison Strategic Sector Premium Fund

By: /s/ Katherine L. Frank
      Its President